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[MAXTOR(R) LETTERHEAD]
NEWS RELEASE
                                                                        CONTACT:
                                                                 Rosanne Ramirez
                                                                    408-432-4483


MAXTOR SPECIAL COMMITTEE ACCEPTS INCREASED PRICE FOR HYUNDAI ACQUISITION
PROPOSAL

         SAN JOSE, CALIF. -- November 1, 1995 -- Maxtor Corporation (NASDAQ:MXTR) today announced that the Special Committee of the Board of Directors of Maxtor has unanimously approved an acquisition proposal by Hyundai Electronics America (HEA) on behalf of Hyundai Electronics Industries Co., Ltd.,
(HEI) to acquire all of the outstanding shares of Maxtor not already owned by HEI or its affiliates for $6.70 per share. The Special Committee will recommend the acquisition proposal to Maxtor's Board of Directors, subject to finalization of a definitive acquisition agreement. Consummation of the acquisition is also subject to receipt of various governmental approvals and satisfaction of other normal and customary closing conditions.

         Maxtor Corporation develops, manufactures and markets hard disk drives for desktop and mobile computer systems. Maxtor employs approximately 7,700 people worldwide and has headquarters in San Jose, Calif. Maxtor had sales of $906.8 million in the fiscal year ended March 1995. For more information on Maxtor, visit Maxtor's worldwide web site at http://www.maxtor.com.

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